UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 13G/A

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                                   Lpath, Inc.
                                   -----------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   548910 10 8
                                   -----------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 548910 10 8

(1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

     The Peierls Foundation, Inc.
     Taxpayer I.D. No. 13-6082503

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  X

(3)  SEC Use Only ___________________________________________________________

(4)  Citizenship or Place of Organization

     New York, USA

Number of Shares      (5)  Sole Voting Power:                2,388,552(2)
Beneficially Owned
by Each Reporting     (6)  Shared Voting Power:              0
Person with:
                      (7)  Sole Dispositive Power:           2,388,552(2)

                      (8)  Shared Dispositive Power:         0

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,388,552(2)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11) Percent of Class Represented by Amount in Row (9): 5.22%

(12) Type of Reporting Person (See Instructions):

     CO

___________

(1) Joint filing pursuant to Rule 13D-1(k)(1). This Schedule 13G is filed by The Peierls Foundation, Inc. (the "Foundation"). This Schedule 13G is also being filed on behalf of E. Jeffrey Peierls, the President and a Director of the Foundation and Brian E. Peierls, who is Vice President and a Director of the Foundation. E. Jeffrey Peierls and Brian E. Peierls may be deemed to share indirect ownership of the securities which the Foundation owns; however, they have no pecuniary interest in the securities owned by the Foundation. This
Schedule 13G is also being filed on behalf of U.D. Ethel F. Peierls Charitable Lead Unitrust (the "Unitrust"), of which Messrs. Peierls are Co-Trustees. E. Jeffrey Peierls and Brian E. Peierls may be deemed to share indirect ownership of the securities which the Unitrust owns; however, they have no pecuniary interest in the securities owned by the Unitrust.

(2) Consists of 1,602,631 shares of common stock and 785,921 shares which may be acquired upon exercise of warrants.

1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

     U.D. Ethel F. Peierls Charitable Lead Unitrust
     Taxpayer I.D. No. 91-6378367

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  X

(3)  SEC Use Only ___________________________________________________________

(4)  Citizenship or Place of Organization

     USA

Number of Shares      (5)  Sole Voting Power:                245,263(3)
Beneficially Owned
by Each Reporting     (6)  Shared Voting Power:              0
Person with:
                      (7)  Sole Dispositive Power:           245,263(3)

                      (8)  Shared Dispositive Power:         0

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 245,263

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11) Percent of Class Represented by Amount in Row (9): .54%

(12) Type of Reporting Person (See Instructions):


______________

(3) Consists of 163,158 shares of common stock and 82,105 shares which may be acquired upon exercise of warrants.

(1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

     E. Jeffrey Peierls

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  X

(3)  SEC Use Only ___________________________________________________________

(4)  Citizenship or Place of Organization

     USA

Number of Shares      (5)  Sole Voting Power:               382,105(4)
Beneficially Owned
by Each Reporting     (6)  Shared Voting Power:           3,126,921(5)
Person with:
                      (7)  Sole Dispositive Power:          382,105(4)

                      (8) Shared Dispositive Power:       3,126,921(5)

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 3,509,026

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11) Percent of Class Represented by Amount in Row (9): 7.61%

(12) Type of Reporting Person (See Instructions):

     IN

____________________

(4) Consists of 255,263 shares of common stock and 126,842 shares which may be acquired upon exercise of warrants.

(5) Consists of 1,602,631 shares of common stock and 785,921 shares which may be acquired upon exercise of warrants held by the Foundation, 163,158 shares of common stock and 82,105 shares which may be acquired upon exercise of warrants held by the Unitrust, and 365,264 shares of common stock and 127,842 shares which may be acquired upon exercise of warrants held by trusts of which E. Jeffrey Peierls is a trustee.

(1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

     Brian E. Peierls

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  X

(3)  SEC Use Only ___________________________________________________________

(4)  Citizenship or Place of Organization

     USA

Number of Shares      (5)  Sole Voting Power:                259,474(6)
Beneficially Owned
by Each Reporting     (6)  Shared Voting Power:            2,633,815(7)
Person with:
                      (7)  Sole Dispositive Power:           259,474(6)

                      (8)  Shared Dispositive Power:       2,633,815(7)

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,893,289

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11) Percent of Class Represented by Amount in Row (9): 6.29%

(12) Type of Reporting Person (See Instructions):

     IN

___________________

(6) Consists of 173,684 shares of common stock and 85,790 shares which may be acquired upon exercise of warrants.

(7) Consists of 1,602,631 shares of common stock and 785,921 shares which may be acquired upon exercise of warrants held by the Foundation and 163,158 shares of common stock and 82,105 shares which may be acquired upon exercise of warrants held by the Unitrust.

Item 1.  Name and Address of Issuer.

         (a)(b) Name and address of principal executive offices of Issuer:

                Lpath, Inc.
                6335 Ferris Square, Suite A
                San Diego, CA 92121

Item 2.

The Peierls Foundation, Inc.
----------------------------

     (a)  Name of person filing:

          The Peierls Foundation, Inc.

     (b)  Residence or Business Address:

          c/o U.S. Trust Company of N.Y.
          114 West 47th Street
          New York, NY  10036

     (c)  Citizenship:

          New York, USA entity

     (d)  Title and Class of Securities:

          Common Stock, $.001 par value

     (e)  CUSIP Number:

          548910 10 8

U.D. Ethel F. Peierls Charitable Lead Unitrust
----------------------------------------------

     (a)  Name of person filing:

          U.D. Ethel F. Peierls Charitable Lead Unitrust

     (b)  Residence or Business Address:

          c/o U.S. Trust Company of N.Y.
          114 West 47th Street
          New York, NY  10036

     (c)  Citizenship:

          USA entity

     (d)  Title and Class of Securities:

          Common Stock, $.001 par value

     (e)  CUSIP Number:

          548910 10 8

E. Jeffrey Peierls
------------------

     (a)  Name of person filing:

          E. Jeffrey Peierls

     (b)  Residence or Business Address:

          73 S. Holman Way
          Golden, CO 80401

     (c)  Citizenship:

          USA

     (d)  Title and Class of Securities:

          Common Stock, $.001 par value

     (e)  CUSIP Number:

          548910 10 8

Brian E. Peierls
----------------

     (a)  Name of person filing:

          Brian E. Peierls

     (b)  Residence or Business Address:

          7808 Harvestman Cove
          Austin, TX  78731

     (c)  Citizenship:

          USA

     (d)  Title and Class of Securities:

          Common Stock, $.001 par value

     (e)  CUSIP Number:

          548910 10 8

Item 3.

          N/A

Item 4.   Ownership.

          (a)  Amount beneficially owned: See Item 9 of Cover Pages.

          (b)  Percent of class: See Item 11 of Cover Pages.

          (c)  Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: See Item 5 of Cover Pages

               (ii) Shared power to vote or to direct the vote: See Item 6 of
                    Cover Pages

               (iii) Sole power to dispose or to direct the disposition of: See
                    Item 7 of Cover Pages

               (iv) Shared power to dispose or to direct the disposition of: See
                    Item 8 of Cover Pages

Item 5-9.  Ownership of Five Percent or Less of a Class

           N/A

Item 10.  Certification

         The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:  February 22, 2008        The Peierls Foundation, Inc.

                                By: /s/ E. Jeffrey Peierls
                                    ------------------------------------------
                                    E. Jeffrey Peierls, President

                                U.D. Ethel F. Peierls Charitable Lead Unitrust

                                By: /s/ E. Jeffrey Peierls
                                    ------------------------------------------
                                    E. Jeffrey Peierls, Co-Trustee


                                    /s/ E. Jeffrey Peierls
                                    ------------------------------------------
                                    E. Jeffrey Peierls, Individually

                                    /s/ Brian E. Peierls
                                    ------------------------------------------
                                    Brian E. Peierls, Individually




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